Filed by First Quantum Minerals Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                          Subject Company: Adastra Minerals Inc.
                                                  Commission File No. 333-131481

     Not for release, publication or distribution in whole or in part in or into Australia or Japan.



                                                                   NEWS RELEASE

FIRST QUANTUM                                                             06-04
      MINERALS LTD.                                           February 23, 2006
                                                          www.first-quantum.com
================================================================================

  FIRST QUANTUM MINERALS RESPONDS TO ADASTRA MINERALS' DIRECTORS' CIRCULAR AND
   ENCOURAGES ADASTRA SHAREHOLDERS TO TENDER TO FIRST QUANTUM'S PREMIUM OFFER

First Quantum Minerals Ltd. ("First Quantum", TSX Symbol "FM", LSE Symbol "FQM") replied today to the directors' circular filed by Adastra Minerals Inc. ("Adastra") in response to First Quantum's offer to purchase all of the outstanding shares of Adastra at an exchange ratio of 1 First Quantum common share for each 17.5 Adastra common shares held. Unless otherwise noted, all dollar amounts referred to in this press release are in Canadian dollars.

"We believe that our premium offer represents and remains the best opportunity for Adastra shareholders. Ours is a fair and reasonable offer. Adastra, on the other hand, has failed to maximize value for shareholders both over the last several years and since First Quantum's initial approach to Adastra. First Quantum, by comparison, has achieved significant share price appreciation and substantial growth since our company was formed in 1996," said Mr. Philip Pascall, Chairman and CEO of First Quantum. "First Quantum has had extensive experience in successfully developing, financing and operating major mines and tailing deposits in the Copperbelt region of Zambia and the Democratic Republic of Congo ("DRC"). This experience should significantly reduce the execution risk of Adastra's Kolwezi project and maximize value for Adastra shareholders."

In deciding whether to tender to the First Quantum offer, Adastra shareholders are encouraged to consider the following:

1. FIRST QUANTUM HAS DISPLAYED SUPERIOR PROJECT DEVELOPMENT AND OPERATIONAL PERFORMANCE AND PRODUCED SUPERIOR RETURNS FOR ITS SHAREHOLDERS THAN HAS ADASTRA FOR ITS SHAREHOLDERS

     o Since 1996 First Quantum has acquired or discovered seven projects, has brought three into production, is currently constructing the fourth and is preparing to construct a fifth

     o Adastra has yet to complete a definitive feasibility study on Kolwezi, which was acquired in April 1997

     o Based on the information provided by Adastra in its directors' circular, financing for the Kolwezi project is highly conditional and it is not apparent that it is at a level sufficient to commence the project. To finalize project loan agreements, raise the required additional equity and complete final engineering design before the end of 2006 is extremely aggressive and may prove unachievable

2. IN ITS EFFORTS TO FINANCE KOLWEZI, ADASTRA HAS SUBSTANTIALLY DILUTED ITS INTEREST IN THE PROJECT WITHOUT CREATING ANY MEANINGFUL VALUE FOR SHAREHOLDERS

     o Over the past two years Adastra's interest in Kolwezi has declined from 82.5% to 65% and, if the Mitsubishi transaction closes, will further decline to 50.1% while Adastra's shareholders meanwhile have not received any cash benefit or meaningful share price appreciation. The only material gain in the share price has followed from First Quantum's offer announcement

          - The sale by Adastra of a 17.5% interest in the Kolwezi project to the Industrial Development Corporation of South Africa Limited ("IDC") and the International Finance Corporation ("IFC") for approximately US$12 million essentially represented a recovery of costs with zero premium to Adastra shareholders. In light of what

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FIRST QUANTUM MINERALS LTD.                                               06-04
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               Adastra are now claiming, this appears to be a significantly undervalued sale price. Additionally, Adastra has awarded the IDC and IFC, combined, warrants to acquire shares at an exercise price of $0.75 per share, which as at February 12, 2003 (the date awarded), represented 5% of Adastra's fully diluted shares outstanding

          - The potential sale by Adastra of a 14.9% interest in the Kolwezi project to Mitsubishi for US$37.5 million implies a value of approximately $190 million for Adastra and is not superior in value to First Quantum's offer. In fact, the 15 year exclusive off-take contract, to be awarded to Mitsubishi as part of the potential sale transaction, is an unusually long exclusive off-take which will be of considerable value to Mitsubishi, which should be discounted from the consideration offered, thus reducing the implied value further. In First Quantum's view this transaction taken as a whole represents a dilution in Adastra's value and would not be pursued if First Quantum's offer were to succeed

3. FIRST QUANTUM IS OFFERING A SIGNIFICANT PREMIUM WITH UPSIDE POTENTIAL IN FIRST QUANTUM SHARES

     o First Quantum's offer currently values Adastra at $2.21 per Adastra share, which represents:

          - 63% premium to the 20 day average price before discussions occurred on November 3, 2005;

          - 64% premium to the $1.35 exercise price of options issued to management in October 2005 after First Quantum had expressed interest in a merger; and

          - 30% premium to the $1.70 equity issue that Adastra completed in December 2005.

     o First Quantum's shares provide a significantly lower risk profile and better liquidity for Adastra shareholders. Adastra shareholders stand to benefit from First Quantum's strong cash flow and growth

     o It is likely that First Quantum's board will declare its final dividend for 2005 and determine the record date for that dividend under its dividend policy after the closing date for First Quantum's offer. Adastra shareholders who have tendered their shares prior to or on the closing date (and assuming all conditions under First Quantum's offer have been satisfied or waived by First Quantum) would be entitled to receive, as shareholders of record of First Quantum, their pro rata share of the declared dividend

4. ADASTRA HAS NOT BEEN WILLING TO DISCUSS SHAREHOLDER VALUE MAXIMIZATION WITH FIRST QUANTUM

     o First Quantum has attempted on multiple occasions to negotiate with Adastra but these efforts have been rejected in each instance

     o After First Quantum's first approach in October 2005 Adastra issued a 1,885,209 options to directors, management and employees at an exercise price of $1.35 and 6,000,000 shares from treasury at $1.70

5. ADASTRA HAS HAD SUFFICIENT TIME TO INVESTIGATE VALUE MAXIMIZATION OPTIONS - IT IS TIME TO REMOVE THE SHAREHOLDER RIGHTS PLAN ("SRP") AND LET THE SHAREHOLDERS DECIDE

     o    Adastra has owned its interest in the Kolwezi project since April 1997

     o    Adastra has been in discussions with Mitsubishi since April 2005

     o    Adastra and First Quantum had initial discussions in October 2005

     o Adastra formed a special committee of their board of directors and hired NM Rothschild & Sons Limited on December 2, 2005

     o First Quantum believes that the potential Mitsubishi sale likely signals the end to any auction process as potential purchasers (if any) are most unlikely to want to be bound by a 15 year exclusive off-take contract and the further reduced equity ownership in the project

     o The benefit to shareholders of Adastra's SRP, adopted by the board of Adastra in December 2005, is therefore questionable as the Mitsubishi arrangement discourages any further value maximization process

By tendering to the First Quantum offer Adastra shareholders will receive shares in a growing, profitable company with an established dividend policy. They will benefit from the experience of First Quantum management who have successfully financed and developed similar projects in this region and in particular the

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FIRST QUANTUM MINERALS LTD.                                               06-04
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DRC. They will have an interest in a copper and gold producing company with a number of operations in 3 different countries rather than a company whose sole development project is vulnerable to the vagaries of the cobalt market.

ABOUT FIRST QUANTUM MINERALS

First Quantum is a growing mining and metals company whose principal activities include mineral exploration, development and mining. The Company produces LME grade "A" copper cathode, copper in concentrate, gold and sulphuric acid. The Company's operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper gold deposit.

IMPORTANT NOTICE
----------------

The content of this press release, which has been prepared by and is the responsibility of First Quantum, has been approved by Numis Securities Limited, Cheapside House, 138 Cheapside, London England EC2V 6LH, solely for the purposes of section 21 of the United Kingdom's Financial Services and Markets Act 2000. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this press release.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer has been made solely by the formal offer and take-over bid circular, which contains the full terms and conditions of the Offer, including details of how the Offer may be accepted.

This press release contains forward-looking statements. The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra's publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum's reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).


ON BEHALF OF THE BOARD OF DIRECTORS                             12G3-2B-82-4461
OF FIRST QUANTUM MINERALS LTD.                    LISTED IN STANDARD AND POOR'S
                                                        SEDAR PROFILE #00006237

PHILIP PASCALL
CHAIRMAN & CEO

       For further information visit our web site at www.first-quantum.com

              North American contact: Geoff Chater or Bill Iversen
  8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
       Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577
                         E-Mail: info@first-quantum.com

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FIRST QUANTUM MINERALS LTD.                                               06-04
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                 United Kingdom contact: Clive Newall, President
 1st Floor, Mill House Mill Bay Lane Horsham West Sussex RH12 1TQ United Kingdom
                   Tel: +44 140 327 3484 Fax: +44 140 327 3494
                    E-Mail: clive.newall@first-quantum.com.
                                       or
               Carina Corbett, 4C-Burvale, Tel: + 44 20 7907 4761


           The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

ENDS

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Please consider the additional information:

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, which includes the offer and take-over bid circular, and a tender offer statement on
Schedule 14D-1F. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80 and the tender offer statement on Schedule 14D-1F because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.